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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Corning Natural Gas Corporation (CNIG)
(Name of Issuer)
Common Stock
(Title of Class of Securities)
219381100
(CUSIP Number)
February 9, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	219381100	Page	2	of	5

1	NAMES OF REPORTING PERSONS Mitchell Partners, L.P., a California limited partnership; J.E. Mitchell & Co., L.P. (General Partner); and James E. Mitchell (General Partner of J.E. Mitchell & Co., L.P.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		68,332 shares (51,034 shares of common stock and 24,712 currently exercisable warrants to purchase common stock (1 warrant purchases 0.7 of 1 share of common stock))

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Not applicable

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		68,332 shares (51,034 shares of common stock and 24,712 currently exercisable warrants to purchase common stock (1 warrant purchases 0.7 of 1 share of common stock))

WITH:	8	SHARED DISPOSITIVE POWER

Not applicable

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,332 shares (51,034 shares of common stock and 24,712 currently exercisable warrants to purchase common stock (1 warrant purchases 0.7 of 1 share of common stock))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.23% of outstanding shares of common stock (51,034 shares of 819,550 shares outstanding at 12/1/08); and 8.34% of future shares (assuming exercise of all 24,712 warrants at 0.7 share of common stock per warrant)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

Mitchell Partners, L.P. - California limited partnership (PN) J.E. Mitchell & Co., L.P. - California limited partnership (PN) James E. Mitchell - Individual (IN)

CUSIP No.	219381100	Page	3	of	5
Item 1.
(a)	Name of Issuer:

Corning Natural Gas Corporation (CNIG)

(b)	Address of Issuer’s Principal Executive Offices:

330 West William Street P. O. Box 58 Corning, New York 14830-0058
Item 2.
(a)	Name of Person Filing:

Mitchell Partners, L.P., a California limited partnership; J.E. Mitchell & Co., L.P., a California limited partnership; and James E. Mitchell, a California resident

(b)	Address of Principal Business Office or, if none, Residence:

James E. Mitchell, General Partner J.E. Mitchell & Co., L.P., General Partner Mitchell Partners, L.P. 3187-D Airway Avenue Costa Mesa, California 92626

(c)	Citizenship:

California limited partnership; California limited partnership; and California resident, respectively

(d)	Title of Class of Securities:

Common Stock, no par value (“Common Stock”) and warrants for Common Stock

(e)	CUSIP Number:

219381100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No.	219381100	Page	4	of	5

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 68,332 shares (51,034 shares of common stock and 24,712 currently exercisable warrants to purchase common stock (one warrant purchases 0.7 of one share of common stock))

(b)	Percent of class: 6.23% of outstanding shares of common stock (51,034 shares of 819,550 shares outstanding at 12/1/08); and 8.34% of future shares of common stock outstanding (assuming exercise of 24,712 warrants (one warrant purchases 0.7 of one share of common stock) and exercise by no other warrant holders).

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 68,332 shares (51,034 shares of common stock and 24,712 currently exercisable warrants to purchase common stock) (one warrant purchases 0.7 of one share of common stock)

(ii)	Shared power to vote or to direct the vote: Not applicable

(iii)	Sole power to dispose or to direct the disposition of: 68,332 shares (51,034 shares of common stock and 24,712 currently exercisable warrants to purchase common stock) (one warrant purchases 0.7 of one share of common stock)

(iv)	Shared power to dispose or to direct the disposition of: Not applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	219381100	Page	5	of	5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2009

Mitchell Partners, L.P.		J.E. Mitchell & Co., L.P.		James E. Mitchell

By:	/s/ James E. Mitchell	By:	/s/ James E. Mitchell	By:	/s/ James E. Mitchell

	James E. Mitchell, General Partner of J.E. Mitchell & Co., L.P., General Partner of Mitchell Partners, L.P.		James E. Mitchell, General Partner of J.E. Mitchell & Co., L.P.		James E. Mitchell Individually